NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

Sungold International Holdings Corp. (the “Company”) is changing its auditor from Loewen, Stronach & Co., Chartered Accountants, 7th Floor, 2695 Granville St., Vancouver, BC V6H 3H4 (the “Former Auditor”), to Mintz & Partners LLP, Chartered Accountants, 200 – 1 Concorde Gate, North York, ON . M3C 4G4.

The Former Auditor notified the Company that they have decided to no longer provide services to public companies and are therefore forced to resign as the Company’s auditor. The change in Auditor was made effective November 29, 2006.

The resignation of the Former Auditor and the appointment of Mintz & Partners LLP as successor auditor were approved by the Company’s Board of Directors. The change of auditor will be ratified at the next annual meeting of shareholders.

The Company confirms that there were no reservations in any audit reports issued by the Former Auditor for any financial statements of the Company relating to the period commencing on September 1, 2004 and ending on the date of resignation of the Former Auditor.

As at the date hereof, there are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 Continuous Disclosure Obligations.

Dated this 21st day of December, 2006.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

/s/T.K. Blackwell CEO